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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

   FINAL INVESTMENT DECISION ON LNG EXPANSION ANNOUNCED FOR NORTH WEST SHELF
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                          PROJECT IN WESTERN AUSTRALIA
                          ----------------------------


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of   June  10, 2005
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Commission File Number     09929
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                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)
             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]   Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]   No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 10, 2005

                                 MITSUI & CO., LTD.


                                 By: /s/ Kazuya Imai
                                     ----------------------------------------
                                     Name:  Kazuya Imai
                                     Title: Senior Executive Managing Officer
                                            Chief Financial Officer
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                                                                   June 10, 2005
                                                               Mitsui & Co., Ltd

For Immediate Release
To whom it may concern

FINAL INVESTMENT DECISION ON LNG EXPANSION ANNOUNCED FOR NORTH WEST SHELF
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PROJECT IN WESTERN AUSTRALIA
----------------------------

Japan Australia LNG (MIMI) Pty., Ltd ("MIMI"), which is an ultimately owned equally by Mitsubishi Corporation and Mitsui & Co., Ltd., made a final investment decision on 10 June 2005 to expand the North West Shelf Venture's onshore liquefied natural gas plant in Western Australia, together with all of the venture's participants.

The participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd ; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd ; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

The NWS Venture's current LNG capacity is 11.7 million tonnes a year from its four-train integrated facility in conjunction with a fourth train, the construction of which was completed in last August. The expansion project will install an additional fifth train to process 4.2 million tonnes of liquefied natural gas a year in order to strengthen production capacity. Start-up of the operation is expected to be around mid-2008 for supply to the Asian market, where continuous active demand is expected. The production capacity will increase 40% to 15.9 million tonnes a year, and total expenditures for the fifth train and associated facility amount to 160 billion yen (MIMI's share;
around 27 billion yen).

LNG is regarded as an energy resource with low environmental impact compared with coal and crude oil, and demand for it is expected to grow further. The increment in supply from a politically stable country such as Australia should contribute to the reliable procurement of energy resources for Japan.

Annual LNG demand in the Asian region including Japan was 90 million tonnes in 2004 and is forecasted to increase by 30% by 2010.

Attachment: North West Shelf Project Summary




                                         FOR FURTHER INFORMATION, PLEASE CONTACT
                                         MITSUI & CO., LTD.
                                               Corporate Communications Division
                                                 Tel: +81-3-3285-7562
                                               Investor Relations Division
                                                 Tel: +81-3-3285-7910
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                                                                      Attachment


                        NORTH WEST SHELF PROJECT SUMMARY
                        --------------------------------

1.   History;

     The North West Shelf Project ("NWS") is a natural gas development located around 130 km off the northwest coast of Western Australia that is based on huge gas and condensate fields discovered in the early 1970s. The project is Australia's largest resource investment, producing and supplying not only LNG but also crude oil, condensate, LPG, etc. The investment participants each hold a 1/6th (16.67%) share of the project. The sales of condensate commenced in 1984, and the supply of LNG to Japanese customers, such electric power and gas companies, began in 1989. In addition, the Wanaea oil field and Cossack oil field were discovered in 1989, and crude oil and LPG production from these fields went on stream in 1995.



2.   Production results and forecast;

     The annual production results of LNG, crude oil, condensate, LPG (not including gas for domestic consumption) in 2004 totaled around 440,000 barrels oil equivalent per day. The expansion project to install a fifth train is expected to increase LNG, condensate and LPG production to around 580,000 barrels oil equivalent per day in 2009, when the operation of the fifth LNG processing train will start.